Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: GGP Inc.

(Commission File No. 001-34948)

Brookfield Property Partners L.P. Proposal to Acquire GGP Inc. November 13, 2017

Transaction Summary Brookfield Property Partners (“BPY”) is proposing to acquire all of the outstanding common shares of GGP Inc. (“GGP”) that it does not currently own for consideration of $23.00 per share BPY currently owns an approximately 34% interest in GGP GGP’s remaining 66% shareholders will receive total consideration of ~$15B For each GGP common share, holders can elect to receive: 0.9656 of a limited partnership unit of BPY or; $23.00 in cash Subject to proration, a maximum of ~$7.4B cash and 309M BPY units (valued at ~$7.4 billion) to be issued in the transaction

Transaction Benefits Benefits to Both BPY and GGP Shareholders Benefits to BPY Shareholders Benefits to GGP Shareholders Combined company will have assets of ~$100B A premier, global class A real estate owner Significant cost savings / synergies Matching capital and expertise to a broader asset base 21% immediate premium to unaffected share price (1) Enhanced quarterly dividend Opportunity to continue participating in the upside potential of GGP’s assets Gain exposure to a premier, globally diversified commercial property vehicle Large increase to public float Immediately FFO / share accretive BAM at 48% pro forma ownership of BPY Direct access to enhance GGP’s irreplaceable class A retail portfolio Simplified ownership structure Footnotes: On November 6, 2017

Transaction Benefits “Brookfield’s access to capital and operating skills across multiple real estate asset classes will allow the combined company to capitalize on the opportunity to transform or reposition assets with new forms of real estate and create long-term shareholder value in a way that would not otherwise be possible as separate companies.” Office Retail Multifamily Industrial Hospitality Others 30 Offices | ~250 Investment Professionals | ~16,000 Operating Employees | Fully Integrated Leasing | Development | Redevelopment | Property Management | Sector Diversity

BPY Will Directly Apply Its Multi-faceted Operational Expertise By Sector By Type of Investment By Sector By Type of Investment Standalone(1) Pro Forma Footnotes: 9/30/17 proportionate equity to unitholders per IFRS

Conclusion Creation of a ~$100B world-class, premier real estate company Enhanced ability to access and operate the GGP asset base Immediately accretive to BPY FFO/unit Immediately accretive to GGP dividends/share Ongoing participation by GGP shareholders BPY complete support of transaction with full equity sponsorship

End Notes All dollar references in the presentation are in U.S. dollars, unless noted otherwise. Additional Information and Where to Find It This communication relates to a proposal which BPY has made for an acquisition of GGP.  In connection with this proposal, BPY (and, if a negotiated transaction is agreed, GGP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC.  This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document BPY and/or GGP may file with the SEC in connection with the proposed transaction.  Investors and security holders of BPY and GGP are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction.  Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of BPY and/or GGP, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by BPY or GGP through the website maintained by the SEC at http://www.sec.gov.  Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in Solicitation This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC.  Nonetheless, BPY and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about BPY's executive officers and directors in BPY’s 2016 Annual Report on Form 20-F filed with the SEC on March 10, 2017.   Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website http://www.sec.gov.   Forward-Looking Statements This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that a proposed transaction may not occur; risks related to our ability to integrate GGP’s business into our own;  risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected  benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States. We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.